Exhibit 99.1
FOR MORE INFORMATION:
Haris Tajyar
818-382-9702
htajyar@irintl.com
FOR IMMEDIATE RELEASE
OCTOBER 13, 2009
LJ INTERNATIONAL PROVIDES THIRD-QUARTER FINANCIAL
GUIDANCE, PREVIEWS ENZO EXPANSION STRATEGY
Third Quarter Revenues to Exceed $25 Million with Earnings Per Share of Between
$0.03-$0.05; Company Expects to Open 100 New ENZO Stores Across China By 2011
Highlights:
▪	Revenues are expected to exceed $25 million, or a 22% decline, for the third quarter ended September 30, 2009

▪	Wholesale revenues expected to reach approximately $14 million, or nearly a 40% decline

▪	Revenues for Company’s ENZO retail division are projected to reach over $11 million, an increase of approximately 25%

▪	LJI expects third-quarter EPS of between $0.03-$0.05, compared to $0.02 in the third quarter of 2008

▪	LJI reaffirms its commitment to growth strategy based on its “two pronged growth strategy”: retail expansion in China while maintaining profitability in its global wholesale business

▪	ENZO comparable-store sales growth expected to exceed 30%

▪	ENZO expansion expected to increase Company’s revenue and earnings
HONG KONG, October 13, 2009 – LJ International Inc. (LJI) (NASDAQ: JADE), a leading jewelry manufacturer and retailer, today announced revenue and earnings guidance for the third quarter ended September 30, 2009, as well as previewing its retail expansion plans over the next two years.
LJI Provides Positive Revenue and Earnings Guidance for Third Quarter 2009
The Company today announced that it expects revenues for the third quarter ended September 30, 2009 to total over $25.0 million, approximately 22% below revenues of $32.9 million reported in the third quarter of 2008. As expected, the 40% decrease in wholesale revenues was due to the ongoing recession in the U.S. The decline is expected to be offset by an approximate 25% increase in revenues from the Company’s ENZO division to over $11 million.
Accordingly, the Company expects to achieve earnings in the 2009 third quarter of over $1.0 million, or between $0.03-$0.05 per fully diluted share, compared to earnings of approximately $0.4 million, or $0.02 per share in the third quarter of 2008.

The Company noted that its third-quarter 2009 results will reflect two major trends in the jewelry market and in LJI’s execution of its growth strategy. One of these trends, the sharp decline in consumer spending on luxury items, particularly in the U.S., produced commensurate year-over-year declines in LJI’s wholesale revenues, which have historically been generated from North America. The other trend is the accelerating growth of ENZO’s retail business in China, which is expected to be reflected by year-over-year revenue gains of approximately 25%. In the coming quarters, the Company expects its retail growth to increase as wholesale revenues stabilize while maintaining profitability.
Company Expects to Open 100 New ENZO Retail Stores as Part of Expansion Strategy
The Company also provided a preview of its updated ENZO expansion plans, which will be discussed in more detail in upcoming investor communications and in a special letter to shareholders also being released today. It reaffirmed its commitment to a global growth strategy based on the same “two-pronged” approach that has guided the Company in recent years: ENZO’s retail expansion across China while maintaining its global wholesale market position.
As part of this expansion plan, the Company today announced that it expects to open approximately 100 new ENZO stores across China by the end of 2011. ENZO, as a result, would likely represent the largest contributor of both revenues and earnings to the Company. LJI’s historically strong cash position, minimal long-term debt and growing fundamentals should provide the Company with the ability to access the additional necessary financing to meet this goal.
Yu Chuan Yih, LJ International’s Chairman and CEO, noted that, “Although the company’s wholesale business has slimmed-down but remains healthy as a result of the global downturn in jewelry sales, it is uniquely positioned to continue to maintain and capture additional market share from its wholesale competitors, some of which have not been so fortunate to survive the recent economic turmoil. “While our wholesale operations are profitable and positioned to gain market share following a recovery in the U.S. economy, there is no question that our diversification strategy away from the U.S. markets and into China’s growing retail business is already beginning to contribute to our revenue and earnings growth,” said Mr. Yih.
ENZO’s Same-Store-Sales Growth Being Driven by Three Key Performance Indictors
The Company noted that its ENZO retail division is continuing to expand at a healthy pace despite the global recession due to its focus on the growing Chinese market. China’s strong economic growth has resumed after a lull — though not a recession — in early 2009. LJI’s ENZO division, with 92 stores now in operation, achieved a year-over-year revenue gain of nearly 25% primarily due to improvements and relocations of a number of underperforming stores. For the first nine months of 2009, average sales per square foot at ENZO increased year-over-year by over 50%, to over $850 per square foot.
However, the growth rate across its 39 stores that have open for at least 20 consecutive months, which constitute the Company’s comps base — is achieving same-store sales growth rates of over 30% and sales of nearly $1,300 per square foot. The Company noted these growth rates were primarily due to three key performance measures: increased store traffic, higher average unit prices and ongoing improvements in its inventory mix.
Mr. Yih continued, “Productivity improvements at our ENZO stores have reached the point where an average new store will likely achieve profitability within two to three months following its opening date. Based on current trends, we expect our new ENZO stores to contribute positively to our overall financial results.”

Company to Present Corporate Expansion Strategy at Roth China Conference on October 13
LJI will be presenting further details on its expansion plans and other aspects of its business outlook at the 2009 Roth Capital Partners China Conference, October 12 through 14 at the Fontainebleau Miami Beach, Miami Beach, Florida. For more information on this event, please visit www.roth.com/main/Page.aspx?PageID=7220.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9702.
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Forward-looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. LJ International (“Company”) cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Press Release or made by the Company’s management involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company’s control. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify forward-looking statements. The following factors, in addition to those included in the Company’s filings with the Securities and Exchange Commission (SEC), in some cases have affected and in the future could cause the Company’s actual results, such as its ability to open approximately 100 new ENZO retail stores by the end of 2011 as well as its financial guidance for both the third quarter of 2009 and beyond, to differ materially from those expressed or implied in any of the forward-looking statements included in this Press Release or otherwise made by management: the current global financial crisis and general economic conditions; changes in consumer spending patterns and consumer preferences; the effects of political and economic events and conditions in the U.S., China as well as other foreign jurisdictions in which the Company operates, including, but not limited to; the impact of competition and pricing; market price of key raw materials; ability to source or purchase raw materials, gemstones and other precious or semi-precious metals from its global supplier base; political instability; currency and exchange risks and changes in existing or potential duties, tariffs or quotas; availability of suitable store locations at appropriate terms; ability to develop new merchandise; ability to hire, train and retain associates; estimates of expenses which the Company may incur in connection with the closure of any underperforming ENZO stores and related direct-to-consumer operations; and the outcome of any pending or future litigation. Future economic and industry trends, both in the jewelry industry as well as geographically in the U.S. and China, which could potentially impact revenue and profitability, are difficult to predict. Therefore, there can be no assurance that the forward-looking statements included in this Press Release will prove to be accurate. In light of the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other person, that the Company’s expansion plans, particularly its goal to open approximately 100 new ENZO stores by the end of 2011, will be achieved. The forward-looking statements herein are based on information presently available to the management of the Company. Except as may be required by applicable law, the Company assumes no obligation to publicly update or revise its forward-looking statements.
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